EXHIBIT 99.1

14 February 2019

National Grid plc ('National Grid')
Director's Other Appointment
In accordance with Listing Rule 9.6.14(2), National Grid notes that Therese Esperdy, a Non-executive Director, will be appointed as a Non-executive Director of Moody’s Corporation with effect from 1 March 2019.
There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Therese.
Contact:
Ceri James, Assistant Company Secretary (+44 20 7004 3116)